UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 2, 2015**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000
(Registrant's telephone number,
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (e)   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective June 1, 2015, the Company re-executed an employment agreement to extend the employment of Paul Karpowicz, President, Broadcasting Group, under terms similar to his current salary and benefits. The employment agreement provides for the continuation of an annual base salary of $725,000; participation in the Meredith Management Incentive Plan with the continuation of a target of eighty-five percent (85%) of base salary; participation in the Cash Long-Term Incentive Program; the grant, in August 2015, of five thousand (5,000) restricted stock units with a three (3) year cliff vesting schedule; and participation in employee benefit plans generally available to employees and officers of the Company. The employment agreement is filed herewith as Exhibit 10.1 and this disclosure is qualified in its entirety by reference to the employment agreement.

In addition, effective June 1, 2015, the Company re-executed an employment agreement to extend the employment of Joseph H. Ceryanec, Chief Financial Officer, under terms similar to his current salary and benefits. The employment agreement provides for the continuation of an annual base salary of $590,000; participation in the Meredith Management Incentive Plan with the continuation of a target of seventy percent (70%) of base salary; participation in the Cash Long-Term Incentive Program; and participation in employee benefit plans generally available to employees and officers of the Company. The employment agreement is filed herewith as Exhibit 10.2 and this disclosure is qualified in its entirety by reference to the employment agreement.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

10.1   Employment Agreement effective June 1, 2015, between Meredith Corporation and Paul Karpowicz.

10.2   Employment Agreement effective June 1, 2015, between Meredith Corporation and Joseph H. Ceryanec.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec
———————————————————
Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 5, 2015

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Employment Agreement effective June 1, 2015, between Meredith Corporation and Paul Karpowicz.
10.2	Employment Agreement effective June 1, 2015, between Meredith Corporation and Joseph H. Ceryanec.

Exhibit 10.1

EMPLOYMENT AGREEMENT

AGREEMENT entered into as of May 13, 2015, by and between MEREDITH CORPORATION, an Iowa corporation (the "Company" or "Meredith"), and Paul Karpowicz ("Karpowicz"), to become effective June 1, 2015 ("Effective Date").

WITNESSETH:

WHEREAS, Karpowicz has been employed by the Company as President, Broadcasting Group of Meredith Corporation; and

WHEREAS, the Company wishes to continue to employ Karpowicz pursuant to the terms and conditions hereof, and in order to induce Karpowicz to enter into this agreement (the "Agreement") and to secure the benefits to accrue from his performance hereunder is willing to undertake the obligations assigned to it herein; and

WHEREAS, Karpowicz is willing to continue his employment with the Company under the terms hereof and to enter into the Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. **Position.**

Meredith will continue to employ Karpowicz in as President, Broadcasting Group of Meredith Corporation. While employed hereunder, Karpowicz shall continue to have at least the same level of responsibility and authority associated with being President of Meredith's Broadcasting Group as he has on date this Agreement is executed.

2. **Term.**

The term of employment under this Agreement will continue through May 31, 2018, unless otherwise terminated in accordance with this Agreement.

3. **Negotiation/Renewal at End of Term.**

In the event either party wishes to negotiate new terms of this Agreement to become effective at the end of the Term, written notice shall be provided to the other party no fewer than sixty (60) and no more than ninety days immediately preceding the end of the Term. If no notice to renegotiate is given, this Agreement shall automatically renew at the end of the Term for subsequent one (1) year terms unless either party terminates the Agreement under section 7 below. If the parties are unable to mutually agree to new terms within sixty (60) days after such notice to renegotiate is provided or choose not to agree to new terms, Karpowicz will be released from those Covenants set forth in Sections 8.1.a and 8.1.b of this Agreement, unless Meredith chooses to enforce said Covenants, in which case, Meredith shall be obliged to treat Karpowicz' departure as a Termination Without Cause under Section 7.2 herein.

4. **Base Salary.**
Karpowicz' minimum base salary under this Agreement will be Seven Hundred Twenty Five Thousand Dollars ($725,000) ("Base Salary"). Karpowicz will be eligible to be considered for merit increase pursuant

to company policy and as determined by the Compensation Committee of the Board of Directors ("Compensation Committee") at its regular August meeting. Base Salary shall include all such increased amounts, and if increased, Base Salary shall not thereafter be decreased.

5. **Incentive Plans.**

     5.1   While employed under this Agreement, Karpowicz will be eligible to participate in Meredith's Annual Management Incentive Plan (or any successor or replacement annual incentive plan of Meredith) for such periods as it continues in effect, subject to the terms of the Plan and to the discretion vested in the Compensation Committee of the Board of Directors by the Plan, provided, however, that the percentage of Base Salary payable as a target bonus under the Plan shall not be less than eighty-five percent (85%) (actual Company financial results may eventuate in an actual bonus paid to Karpowicz equal to, less than, or more than eighty-five percent (85%) of Base Salary).

     5.2   Karpowicz will continue to participate in his existing Long-Term Incentive Programs for such periods as they continue to be in effect subject to the terms of the Programs and to the discretion vested in the Compensation Committee of the Board of the Directors by the Programs.

     5.3   While employed under this Agreement, Karpowicz will be eligible to participate in Meredith's non-qualified stock incentive plan in accordance with the terms of the plan and subject to the discretion and approval of the Compensation Committee of the Board of Directors. As a one-time signing bonus, contingent on Karpowicz executing this Agreement and remaining employed by Meredith through the award date, Karpowicz will be awarded 5000 Restricted Stock Units, three-year cliff vest, to be awarded in August 2015 in accordance with the terms of the plan and subject to the discretion and approval of the Compensation Committee of the Board of Directors.

6. **Perquisites.**

     During his employment under this Agreement, Karpowicz shall receive or be eligible to participate in, to the extent permitted by law, the various perquisites and plans generally available to officers of Meredith, in accordance with the provisions thereof as in effect from time to time, including, without limitation, professional fee reimbursement for tax preparation and financial planning, supplemental life insurance, executive long term disability insurance, Meredith Replacement Benefit Plan, Meredith Supplemental Benefit Plan, the Amended and Restated Severance Agreement Between Meredith Corporation and Executive Officers, and a minimum of four (4) weeks of vacation per year. Karpowicz will similarly be provided with an automobile allowance of $11,050/year under Meredith's executive automobile allowance policy and reimbursement for the regular dues in a country club pursuant to Meredith's policy, subject to applicable withholding and deductions. Furthermore, Karpowicz will be entitled to reimbursement, in accordance with Meredith Policy, for reasonable expenses incurred in connection with the performance of his duties with Meredith. In addition, the terms and conditions of the Amended and Restated Severance Agreement between Meredith Corporation and Executive Officers dated as of November 2, 2010, between Karpowicz and the Company (the Severance Agreement) are incorporated herein and will continue through the Term and extended terms of this Agreement.

7. **Termination of Employment.**

     7.1   <u>Termination for Cause</u>. This Agreement and Karpowicz' employment hereunder may be terminated by Meredith at any time for "Cause", in which case Karpowicz will receive only his Base Salary through the date of such termination. Upon such termination, Karpowicz shall be entitled to no further benefits under this Agreement, except that any rights and benefits Karpowicz have under the employee benefit plans and programs of the Company, in which Karpowicz is a participant, shall be determined in accordance with the terms and provisions of such plans and programs. Karpowicz understands and agrees that in the event of the termination of employment and termination of this Agreement pursuant to this Section 7.1, all awards of restricted stock, restricted stock units, stock options and any other benefits under the Incentive Plans shall be handled in accordance with the terms of the relevant plan and agreements entered into between Karpowicz and the Company with respect to such awards. "Cause" is defined as (i) continued failure of Karpowicz to perform substantially his duties with the Company (other than any such failure resulting from Disability), after a demand for substantial performance is delivered to Karpowicz, which specifically identifies the manner in which Karpowicz has not attempted to substantially perform his duties and for those matters which are subject to cure, a ten (10) day notice to cure is provided or (ii) the engaging by Karpowicz in willful misconduct which is materially injurious to the Company, monetarily or otherwise. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Karpowicz in good faith and in the best interests of the Company. Under no circumstances will Karpowicz be entitled to more than three (3) ten (10) day notice to cure periods during Karpowicz' employment with Meredith.

7.2 <u>Termination without Cause</u>. This Agreement and Karpowicz' employment hereunder may be terminated by Meredith at any time without Cause. In the event Karpowicz' employment is terminated without Cause by Meredith, then in return for a signed full release of all employment-related claims, Karpowicz will receive his base salary through the date on which notice is given and Karpowicz will then receive separation payments equivalent to his regular biweekly Base Salary, minus applicable withholding and deductions, for a period of twelve (12) months following the date of notice to him and Karpowicz will receive a lump sum payment equal to his Annual Management Incentive Plan target bonus, minus applicable withholding and deductions, pro-rated for the year in which such termination occurs through the date on which notice of termination is given. If Karpowicz does not execute the above mentioned release, Karpowicz will receive only his Base Salary through the date on which notice of termination is given. It is understood that if as a result of Karpowicz' termination without Cause hereunder Karpowicz could qualify for a severance payment (a Change in Control Severance Payment) and, or payment under the Meredith Corporation Severance Pay Plan, Karpowicz may elect to receive the consideration provided for under either this Agreement or one of the above referenced plans. Karpowicz is not entitled to receive the consideration provided for under this Agreement and either of the above referenced Plans under any circumstances.

Upon such termination, Karpowicz shall be entitled to no further benefits under this Agreement, except that any rights and benefits Karpowicz may have under the employee benefit plans and programs of the Company, in which Karpowicz is a participant, shall be determined in accordance with the terms and provisions of such plans and programs, and except Karpowicz shall be presumed to have met eligibility requirements specified in Section 2.4 of the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan or any successor thereto and he shall be entitled to the amounts that would have accrued under such plans through the date of his termination without Cause. All awards of restricted stock, restricted stock units, and stock options shall automatically vest, and stock options shall be exercisable for the full unexpired term of the option.

The parties intend this Agreement to be in compliance with Section 409A of the Internal Revenue Code and its accompanying regulations and it should be interpreted accordingly. Therefore, if Karpowicz' Base Salary at the time of termination without Cause exceeds the separation pay safe harbor rule under section 409A of the Internal Revenue Code, then the excess over the safe harbor will be paid within 60 days of the date of Karpowicz' termination without Cause.

7.3 <u>Employee Voluntary</u>. In the event Karpowicz terminates his employment of his own volition, prior to or at the end of the Term of this Agreement, such termination shall constitute a voluntary termination and in such event Meredith's only obligation to Karpowicz shall be to make Base Salary payments provided for in this Agreement through the date of such voluntary termination. Any rights and benefits Karpowicz may have under the employee benefit plans and programs of the Company, in which he is a participant, shall be determined in accordance with the terms and provisions of such plans and programs. All awards of restricted stock, stock options and any other benefits under the Incentive Plans shall be handled in accordance with the terms of the relevant plan and agreements entered into between Karpowicz and the Company with respect to such awards.

7.4   Employee Death or Disability. In the event Karpowicz' employment ends due to his death or disability, all awards of restricted stock, restricted stock units, stock options and any other benefits under the Incentive Plans shall be handled in accordance with terms of the relevant plan and agreements entered into between Karpowicz and the Company with respect such awards.

7.5   Change in Title, Duties or Location. If at any time prior to the end of the Term of this Agreement (a) a change is made to Karpowicz' title as President, Broadcasting Group of Meredith Corporation, (b) there is a material change in Karpowicz having at least the same level of responsibility and authority associated with being President of Meredith's Broadcasting as he has on date this Agreement is executed, (c) a change is made in Karpowicz' reporting relationship such that he reports to any person with any title other than Chief Executive Officer of Meredith; or (d) an involuntary change is made to the location of Karpowicz' principal office more than twenty-five (25) miles from its current location, Karpowicz shall have the right to terminate his employment with the Company by giving written notice within ninety (90) days after the date of Karpowicz receiving written notice of such action, and such termination shall be deemed to be Termination Without Cause by the Company and such termination shall be treated in accordance with the terms of Section 7.2

7.6   Officers and Directors Insurance. The Company agrees to maintain Karpowicz' coverage under such directors' and officers' liability insurance policies as shall from time to time be in effect for active officers and employees for not less than six years following Karpowicz' termination of employment.

8.   Covenants of Karpowicz.

8.1   Karpowicz agrees that during his employment with Meredith and, provided applicable termination payments, if any, are being paid pursuant to Section 7, for a period of twelve (12) months after his employment ends (whether his employment is ended voluntarily or involuntarily by Karpowicz or Meredith), Karpowicz will not, directly or indirectly, whether as a sole proprietor, partner, venture, stockholder, director, officer, employee, consultant, or in any other capacity as a principal or agent or through any person, subsidiary, affiliate, or employee acting as nominee or agent, engage in any of the following activities:

a)   Conduct or engage in, or be interested in or associated with any person or entity which conducts or engages in, the ownership, operation and management of a television station in a market in which Meredith owns, operates and manages a television station ("Competitor").

b)   Take any action to finance or guarantee or knowingly to provide other material assistance to any Competitor.

c)   Influence or attempt to influence any person or entity that is a contracting party with Meredith to terminate any written or oral agreement with Meredith;

d)   Hire or attempt to hire any person who is employed by Meredith or attempt to influence any such person to terminate employment with Meredith.

8.2   Karpowicz will not use, divulge, sell or deliver to or for himself or any other person, firm or corporation other than Meredith any confidential information of Meredith in any form or memoranda, reports, computer software and data banks, customer lists, employee lists, contracts, strategic plans and any and all other documents containing trade secrets concerning Meredith and its business operations ("Confidential Information"). Confidential Information does not include information available from or which can be ascertained through public means (e.g., phone books, published materials or industry publications). Karpowicz will destroy or surrender to Meredith all Confidential Information and all other property belonging to Meredith at the conclusion of his employment.

8.3 Karpowicz agrees to cooperate with Meredith in the truthful and honest prosecution and/or defense of any claim in which Meredith may have an interest (with the right of reimbursement for reasonable expenses actually incurred) which may include, without limitation, being available to participate in any proceeding involving Meredith, permitting interviews with representatives of Meredith, appearing for depositions and trial testimony, and producing and/or providing any documents or names of other persons with relevant information in Karpowicz' possession or control arising out of his employment in a reasonable time, place and manner.

9.   **Arbitration.**

9.1   The parties shall use their best efforts and good will to settle all disputes by amicable negotiations. The Company and Karpowicz agree that, with the express exception of any dispute or controversy arising under Section 3(g) of the Severance Agreement, any controversy or claim arising out of or in any way relating to Karpowicz' employment with the Company, including, without limitation, any and all disputes concerning this Agreement and the termination of this Agreement that are not amicably resolved by negotiation, shall be settled by arbitration in Des Moines, Iowa, or such other place agreed to by the parties, as follows:

a)   An arbitration may be commenced by any party to this Agreement by the service of a written Request for Arbitration upon the other affected party. Such Request for Arbitration shall summarize the controversy or claim to be arbitrated. No Request for Arbitration shall be valid if it relates to a claim, dispute, disagreement or controversy that would have been time barred under the applicable statute of limitations had such claim, dispute, disagreement or controversy been submitted to the courts of Iowa.

b)   The arbitration will be conducted before an impartial arbitrator appointed as follows. Within sixty (60) days of the Request for Arbitration the parties shall mutually agree to an arbitrator. If the parties fail to mutually agree to an arbitrator within sixty (60) days, then within seventy-five (75) days following Request for Arbitration, each party shall produce to the other a list of three (3) potential arbitrators. Within ninety (90) days of the Request for Arbitration the parties will meet in person or by conference call to select an arbitrator from the combined list. Each party will first strike two (2) names from the other party's list. The arbitrator will then be selected by lot from the two potential arbitrators whose names have not been stricken. The parties will evenly split the costs of the arbitrator. Legal fees and costs may be awarded by the arbitrator in accordance with applicable law.

c)   Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

d)   It is intended that controversies or claims submitted to arbitration under this Section 9 shall remain confidential, and to that end it is agreed by the parties that neither the facts disclosed in the arbitration, the issues arbitrated, nor the views or opinions of any persons concerning them, shall be disclosed by third persons at any time, except to the extent necessary to enforce an award or judgment or as required by law or in response to legal process or in connection with such arbitration. In addition, Karpowicz and the Company shall be entitled to disclose the facts disclosed in arbitration, the issues arbitrated, and the views or opinions of any persons concerning them to legal and tax advisors so long as such advisors agree to be bound by the terms of this Agreement.

10. **Governing Law.**

This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Iowa without reference to the principles of conflict of laws.

11. **Benefit and Assignment.**

Karpowicz's obligations and rights under this Agreement shall insure to the benefit of and shall be binding upon his heirs and legal representatives. This Agreement may not be assigned by either party except that if Meredith or its Broadcasting Group is sold or otherwise transferred, this Agreement may be assigned by Meredith to the transferee, provided that the transferee expressly assumes the obligations of Meredith under this Agreement.

12. **Notices.**

Any notices required or permitted to be given under the provisions of this Agreement shall be in writing and delivered personally or by certified or registered mail, return receipt requested, postage prepaid, to the following persons at the following addresses:

To Karpowicz:

Mr. Paul Karpowicz
6598 Ridgewood Drive
Naples, FL 34108-0000

To Meredith:

Meredith Corporation
c/o Scott Rundall, Senior Vice President, Human Resources
1716 Locust Street
Des Moines, Iowa 50309-3023

Copy to:

Meredith Corporation
c/o Legal Department
1716 Locust Street
Des Moines, Iowa 50309-3023

13. **Entire Agreement.**

This Agreement, and those plans and agreements referenced herein contain all the understandings and representations between Karpowicz and Meredith pertaining to Karpowicz' employment with Meredith and supersede all agreements the parties have previously entered into, including, but not limited to the employment letter Karpowicz dated February 3, 2005. This Agreement may be modified only in writing signed by Karpowicz and an authorized representative of Meredith.

14. **Deferred Payments.**

If any provision in this Agreement is deemed to potentially preclude a tax deduction for compensation in a taxable year because it does not meet the definition of performance-based compensation pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, then such compensation shall be reduced accordingly. The reduction shall be in sufficient amount to conform to the appropriate provisions of Internal Revenue Code and the Treasury regulations thereunder. It is Meredith's intention to ensure that all of its incentive plans are performance-based in conformance with Section 162(m) of the Internal Revenue Code of 1986, as amended. To the extent that any amounts shall be withheld under this paragraph, such amounts shall be deposited in a deferral account for Karpowicz' benefit and be paid as soon as practicable to Karpowicz in accordance with applicable tax regulations.

15. **Headings.**

Headings of the sections of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any section.

16. **Knowledge and Representation.**

Karpowicz acknowledges that the terms of this Agreement have been fully explained to him, that Karpowicz understands the nature and extent of the rights and obligations provided under this Agreement, and that Karpowicz has been provided an adequate opportunity to be represented by legal counsel in the negotiation and preparation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

MEREDITH CORPORATION

/s/ Scott Rundall   /s/ Paul Karpowicz
By: Scott Rundall   Paul Karpowicz

Dated: 5/29/2015   Dated: 6/2/2015

Exhibit 10.2

EMPLOYMENT AGREEMENT

AGREEMENT entered into as of May 13, 2015, by and between MEREDITH CORPORATION, an Iowa corporation (the "Company" or "Meredith"), and Joseph H. Ceryanec ("Ceryanec"), to become effective June 1, 2015 ("Effective Date").

WITNESSETH:

WHEREAS, Ceryanec has been employed by the Company as Chief Financial Officer of Meredith Corporation; and

WHEREAS, the Company wishes to continue to employ Ceryanec pursuant to the terms and conditions hereof, and in order to induce Ceryanec to enter into this agreement (the "Agreement") and to secure the benefits to accrue from his performance hereunder is willing to undertake the obligations assigned to it herein; and

WHEREAS, Ceryanec is willing to continue his employment with the Company under the terms hereof and to enter into the Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. **Position.**

Meredith will continue to employ Ceryanec as Chief Financial Officer of Meredith Corporation. While employed hereunder, Ceryanec shall continue to have at least the same level of responsibility and authority associated with being Chief Financial Officer as he has on date this Agreement is executed.

2. **Base Salary.**

Ceryanec's minimum base salary under this Agreement will be Five Hundred Ninety Thousand Dollars ($590,000) ("Base Salary"). Ceryanec will be eligible to be considered for merit increase pursuant to company policy and as determined by the Compensation Committee of the Board of Directors ("Compensation Committee") at its regular August meeting. Base Salary shall include all such increased amounts, and if increased, Base Salary shall not thereafter be decreased.

3. **Incentive Plans.**

3.1 While employed under this Agreement, Ceryanec will be eligible to participate in Meredith's Annual Management Incentive Plan (or any successor or replacement annual incentive plan of Meredith) for such periods as it continues in effect, subject to the terms of the Plan and to the discretion vested in the Compensation Committee of the Board of Directors by the Plan, provided, however, that the percentage of Base Salary payable as a target bonus under the Plan shall not be less than seventy percent (70%) (actual Company financial results may eventuate in an actual bonus paid to Ceryanec equal to, less than, or more than seventy percent (70%) of Base Salary).

3.2   Ceryanec will continue to participate in his existing Long-Term Incentive Programs for such periods as they continue to be in effect subject to the terms of the Programs and to the discretion vested in the Compensation Committee of the Board of the Directors by the Programs.

3.3   While employed under this Agreement, Ceryanec will be eligible to participate in Meredith's non-qualified stock incentive plan in accordance with the terms of the plan and subject to the discretion and approval of the Compensation Committee of the Board of Directors.

4.   Perquisites.

During his employment under this Agreement, Ceryanec shall receive or be eligible to participate in, to the extent permitted by law, the various perquisites and plans generally available to officers of Meredith, in accordance with the provisions thereof as in effect from time to time, including, without limitation, professional fee reimbursement for tax preparation and financial planning, supplemental life insurance, executive long term disability insurance, Meredith Replacement Benefit Plan, Meredith Supplemental Benefit Plan, the Amended and Restated Severance Agreement Between Meredith Corporation and Executive Officers, and a minimum of four (4) weeks of vacation per year. Ceryanec will similarly be provided with an automobile allowance of $11,050/year under Meredith's executive automobile allowance policy and reimbursement for the regular dues in a country club pursuant to Meredith's policy, subject to applicable withholding and deductions. Furthermore, Ceryanec will be entitled to reimbursement, in accordance with Meredith Policy, for reasonable expenses incurred in connection with the performance of his duties with Meredith. In addition, the terms and conditions of the Amended and Restated Severance Agreement between Meredith Corporation and Executive Officers dated as of November 2, 2010, between Ceryanec and the Company (the Severance Agreement) are incorporated herein and will continue through the Term and extended terms of this Agreement.

5.   Termination of Employment.

5.1   Termination for Cause.   This Agreement and Ceryanec's employment hereunder may be terminated by Meredith at any time for "Cause", in which case Ceryanec will receive only his Base Salary through the date of such termination. Upon such termination, Ceryanec shall be entitled to no further benefits under this Agreement, except that any rights and benefits Ceryanec have under the employee benefit plans and programs of the Company, in which Ceryanec is a participant, shall be determined in accordance with the terms and provisions of such plans and programs. Ceryanec understands and agrees that in the event of the termination of employment and termination of this Agreement pursuant to this Section 5.1, all awards of restricted stock, restricted stock units, stock options and any other benefits under the Incentive Plans shall be handled in accordance with the terms of the relevant plan and agreements entered into between Ceryanec and the Company with respect to such awards. "Cause" is defined as (i) continued failure of Ceryanec to perform substantially his duties with the Company (other than any such failure resulting from Disability), after a demand for substantial performance is delivered to Ceryanec, which specifically identifies the manner in which Ceryanec has not attempted to substantially perform his duties and for those matters which are subject to cure, a ten (10) day notice to cure is provided or (ii) the engaging by Ceryanec in willful misconduct which is materially injurious to the Company, monetarily or otherwise. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Ceryanec in good faith and in the best interests of the Company. Under no circumstances will Ceryanec be entitled to more than three (3) ten (10) day notice to cure periods during Ceryanec's employment with Meredith.

5.2   Termination Without Cause.   This Agreement and Ceryanec's employment hereunder may be terminated by Meredith at any time without Cause. In the event Ceryanec's employment is terminated without Cause by Meredith, then in return for a signed full release of all employment-related claims, Ceryanec will receive his base salary through the date on which notice is given and Ceryanec will then receive separation payments equivalent to his regular biweekly Base Salary, minus applicable withholding and deductions, for a period of eighteen (18) months following the date of notice to him and Ceryanec will receive a lump sum payment equal to his Annual Management Incentive Plan target bonus, minus applicable withholding and deductions, pro-rated for the year in which such termination occurs through the date on which notice of termination is given. If Ceryanec does not execute the above mentioned release, Ceryanec will receive only his Base Salary through the date on which notice of termination is given. It is understood that if as a result of Ceryanec's termination without Cause hereunder Ceryanec could qualify for a severance payment (a Change in Control Severance Payment) and, or payment under the Meredith Corporation Severance Pay Plan, Ceryanec may elect to receive the consideration provided for under either this Agreement or one of the above referenced plans. Ceryanec is not entitled to receive the consideration provided for under this Agreement and either of the above referenced Plans under any circumstances.

Upon such termination, Ceryanec shall be entitled to no further benefits under this Agreement, except that any rights and benefits Ceryanec may have under the employee benefit plans and programs of the Company, in which Ceryanec is a participant, shall be determined in accordance with the terms and provisions of such plans and programs, and except Ceryanec shall be presumed to have met eligibility requirements specified in Section 2.4 of the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan or any successor thereto and he shall be entitled to the amounts that would have accrued under such plans through the date of his termination without Cause. All awards of restricted stock, restricted stock units, and stock options shall automatically vest, and stock options shall be exercisable for the full unexpired term of the option.

The parties intend this Agreement to be in compliance with Section 409A of the Internal Revenue Code and its accompanying regulations and it should be interpreted accordingly. Therefore, if Ceryanec's Base Salary at the time of termination without Cause exceeds the separation pay safe harbor rule under section 409A of the Internal Revenue Code, then the excess over the safe harbor will be paid within 60 days of the date of Ceryanec's termination without Cause.

5.3   Employee Voluntary.   In the event Ceryanec terminates his employment of his own volition, such termination shall constitute a voluntary termination and in such event Meredith's only obligation to Ceryanec shall be to make Base Salary payments provided for in this Agreement through the date of such voluntary termination. Any rights and benefits Ceryanec may have under the employee benefit plans and programs of the Company, in which he is a participant, shall be determined in accordance with the terms and provisions of such plans and programs. All awards of restricted stock, stock options and any other benefits under the Incentive Plans shall be handled in accordance with the terms of the relevant plan and agreements entered into between Ceryanec and the Company with respect to such awards.

5.4   Employee Death or Disability.   In the event Ceryanec's employment ends due to his death or disability, all awards of restricted stock, restricted stock units, stock options and any other benefits under the Incentive Plans shall be handled in accordance with terms of the relevant plan and agreements entered into between Ceryanec and the Company with respect such awards.

5.5   Change in Title, Duties or Location.   If at any time prior to the end of the Term of this Agreement (a) a change is made to Ceryanec's title as Chief Financial Officer of Meredith Corporation, (b) there is a material change in Ceryanec having at least the same level of responsibility and authority associated with being Chief Financial Officer as he has on date this Agreement is executed, (c) a change is made in Ceryanec's reporting relationship such that he reports to any person with any title other than Chief Executive Officer of Meredith; or (d) an involuntary change is made to the location of Ceryanec's principal office more than twenty-five (25) miles from its current location, Ceryanec shall have the right to terminate his employment with the Company by giving written notice within ninety (90) days after the date of Ceryanec receiving written notice of such action, and such termination shall be deemed to be Termination Without Cause by the Company and such termination shall be treated in accordance with the terms of Section 5.2

5.6   Officers and Directors Insurance.   The Company agrees to maintain Ceryanec's coverage under such directors' and officers' liability insurance policies as shall from time to time be in effect for active officers and employees for not less than six years following Ceryanec's termination of employment.

6.   **Covenants of Ceryanec.**

6.1   Ceryanec agrees that during his employment with Meredith and, provided applicable termination payments, if any, are being paid pursuant to Section 5, for a period of eighteen (18) months after his employment ends (whether his employment is ended voluntarily or involuntarily by Ceryanec or Meredith), Ceryanec will not, directly or indirectly, whether as a sole proprietor, partner, venture, stockholder, director, officer, employee, consultant, or in any other capacity as a principal or agent or through any person, subsidiary, affiliate, or employee acting as nominee or agent, engage in any of the following activities:

a)   Render services to, conduct or engage in any activities for the benefit of, or be interested in or associated with, any person or other entity that is a competitor of Meredith ("Competitor").

b)   Take any action to finance or guarantee or knowingly to provide other material assistance to any Competitor.

c)   Influence or attempt to influence any person or entity that is a contracting party with Meredith to terminate any written or oral agreement with Meredith;

d)   Hire or attempt to hire any person who is employed by Meredith or attempt to influence any such person to terminate employment with Meredith.

6.2   Ceryanec will not use, divulge, sell or deliver to or for himself or any other person, firm or corporation other than Meredith any confidential information of Meredith in any form or memoranda, reports, computer software and data banks, customer lists, employee lists, contracts, strategic plans and any and all other documents containing trade secrets concerning Meredith and its business operations ("Confidential Information"). Confidential Information does not include information available from or which can be ascertained through public means (e.g., phone books, published materials or industry publications). Ceryanec will destroy or surrender to Meredith all Confidential Information and all other property belonging to Meredith at the conclusion of his employment.

6.3   Ceryanec agrees to cooperate with Meredith in the truthful and honest prosecution and/or defense of any claim in which Meredith may have an interest (with the right of reimbursement for reasonable expenses actually incurred) which may include, without limitation, being available to participate in any proceeding involving Meredith, permitting interviews with representatives of Meredith, appearing for depositions and trial testimony, and producing and/or providing any documents or names of other persons with relevant information in Ceryanec's possession or control arising out of his employment in a reasonable time, place and manner.

7.   **Arbitration.**

7.1   The parties shall use their best efforts and good will to settle all disputes by amicable negotiations. The Company and Ceryanec agree that, with the express exception of any dispute or controversy arising under Section 3(g) of the Severance Agreement, any controversy or claim arising out of or in any way relating to Ceryanec's employment with the Company, including, without limitation, any and all disputes concerning this Agreement and the termination of this Agreement that are not amicably resolved by negotiation, shall be settled by arbitration in Des Moines, Iowa, or such other place agreed to by the parties, as follows:

a)   An arbitration may be commenced by any party to this Agreement by the service of a written Request for Arbitration upon the other affected party. Such Request for Arbitration shall summarize the controversy or claim to be arbitrated. No Request for Arbitration shall be valid if it relates to a claim, dispute, disagreement or controversy that would have been time barred under the applicable statute of limitations had such claim, dispute, disagreement or controversy been submitted to the courts of Iowa.

b)   The arbitration will be conducted before an impartial arbitrator appointed as follows. Within sixty (60) days of the Request for Arbitration the parties shall mutually agree to an arbitrator. If the parties fail to mutually agree to an arbitrator within sixty (60) days, then within seventy-five (75) days following Request for Arbitration, each party shall produce to the other a list of three (3) potential arbitrators. Within ninety (90) days of the Request for Arbitration the parties will meet in person or by conference call to select an arbitrator from the combined list. Each party will first strike two (2) names from the other party's list. The arbitrator will then be selected by lot from the two potential arbitrators whose names have not been stricken. The parties will evenly split the costs of the arbitrator. Legal fees and costs may be awarded by the arbitrator in accordance with applicable law.

c)   Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

d)   It is intended that controversies or claims submitted to arbitration under this Section 7 shall remain confidential, and to that end it is agreed by the parties that neither the facts disclosed in the arbitration, the issues arbitrated, nor the views or opinions of any persons concerning them, shall be disclosed by third persons at any time, except to the extent necessary to enforce an award or judgment or as required by law or in response to legal process or in connection with such arbitration. In addition, Ceryanec and the Company shall be entitled to disclose the facts disclosed in arbitration, the issues arbitrated, and the views or opinions of any persons concerning them to legal and tax advisors so long as such advisors agree to be bound by the terms of this Agreement.

8.   Governing Law.

This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Iowa without reference to the principles of conflict of laws.

9.   Benefit and Assignment.

Ceryanec's obligations and rights under this Agreement shall insure to the benefit of and shall be binding upon his heirs and legal representatives. This Agreement may not be assigned by either party except that if Meredith is sold or otherwise transferred, this Agreement may be assigned by Meredith to the transferee, provided that the transferee expressly assumes the obligations of Meredith under this Agreement.

10. **Notices.**

Any notices required or permitted to be given under the provisions of this Agreement shall be in writing and delivered personally or by certified or registered mail, return receipt requested, postage prepaid, to the following persons at the following addresses:

To Ceryanec:

Mr. Joseph Ceryanec
5670 Glen Oaks Pointe
West Des Moines, Iowa 50266-0000

To Meredith:

Meredith Corporation
% Scott Rundall, Senior Vice President, Human Resources
1716 Locust Street
Des Moines, Iowa 50309-3023

Copy to:

Meredith Corporation
% Legal Department
1716 Locust Street
Des Moines, Iowa 50309-3023

11. **Entire Agreement.**

This Agreement, and those plans and agreements referenced herein contain all the understandings and representations between Ceryanec and Meredith pertaining to Ceryanec's employment with Meredith and supersede all agreements the parties have previously entered into, including, but not limited to the employment letter Ceryanec dated September 30, 2008. This Agreement may be modified only in writing signed by Ceryanec and an authorized representative of Meredith.

12. **Deferred Payments.**

If any provision in this Agreement is deemed to potentially preclude a tax deduction for compensation in a taxable year because it does not meet the definition of performance-based compensation pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, then such compensation shall be reduced accordingly. The reduction shall be in sufficient amount to conform to the appropriate provisions of Internal Revenue Code and the Treasury regulations thereunder. It is Meredith's intention to ensure that all of its incentive plans are performance-based in conformance with Section 162(m) of the Internal Revenue Code of 1986, as amended. To the extent that any amounts shall be withheld under this paragraph, such amounts shall be deposited in a deferral account for Ceryanec's benefit and be paid as soon as practicable to Ceryanec in accordance with applicable tax regulations.

13. **Headings.**

Headings of the sections of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any section.

14.   **Knowledge and Representation.**

Ceryanec acknowledges that the terms of this Agreement have been fully explained to him, that Ceryanec understands the nature and extent of the rights and obligations provided under this Agreement, and that Ceryanec has been afforded an adequate opportunity to be represented by legal counsel in the negotiation and preparation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

MEREDITH CORPORATION

/s/ Scott Rundall   /s/ Joseph Ceryanec
By: Scott Rundall   Joseph H. Ceryanec

Dated: 5/22/2015   Dated: 6/2/2015